UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KCAP Financial, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

48668E101
(CUSIP Number)

Dov Gertzulin
DG Capital Management, LLC
460 Park Avenue, 22nd Floor
New York, NY 10022
Tel. No.: 646-942-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500233101

1	Names of Reporting Persons. DG Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,253,258 shares
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,253,258 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,253,258 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 3.4%
14	Type of Reporting Person (See Instructions) IA, OO (Limited Liability Company)

1	Names of Reporting Persons. Dov Gertzulin
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,253,258 shares
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,253,258 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,253,258 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 3.4%
14	Type of Reporting Person (See Instructions) HC, IN

SCHEDULE 13D

Item 1.                          Security and Issuer
This Amendment No. 1 to Schedule 13D (this "Amendment") relates to shares of Common Stock, $0.01 par value per share (the “Common Stock”), of KCAP Financial, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Initial Schedule 13D”) filed on October 6, 2015.  Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Initial Schedule 13D.
This Amendment is being filed to supplement Items 4 and 5 of the Initial Schedule 13D as set forth below.

Item 4.                          Purpose of Transaction

Consistent with prior disclosure, the Reporting Persons intend to continue engaging in discussions with the Issuer regarding strategies for enhancing shareholder value, including working with a third party.

Notwithstanding the foregoing, the Reporting Persons continue to review their holdings in the Issuer on a continuing basis and may from time to time acquire (or cause to be acquired), or dispose of (or cause to be disposed of), equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise.

The information set forth in this Item 4 (as supplemented) is subject to change, and there can be no assurances that the discussions or activities described in this Item 4 (as supplemented) will continue or occur or that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

As the Reporting Persons beneficially own less than five percent of the outstanding shares of the Issuer’s Common Stock, the Reporting Persons intend to cease filing reports on Schedule 13D following the filing of this Amendment.

Item 5.                          Interest in Securities of the Issuer
(a) and (b)  See Items 7-11 of the cover pages and Item 2 above.
Pursuant to Rule 13d-4, each of the Reporting Persons expressly declares that this Schedule 13D and any amendments hereto shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein, except to the extent that such Reporting Person owns such shares.
The percentage calculations herein are based on information provided by the Issuer in its Annual Report for the fiscal year ended December 31, 2015, as filed with the Securities and Exchange Commission on March 9, 2016.
(c)  The Reporting Persons have not engaged in any transactions in the Common Stock during the sixty day period prior to the filing of this Amendment.

(d)  Not applicable.

(e)  As of the date of filing of this Amendment, the Reporting Persons beneficially own less than five percent of the outstanding shares of the Issuer’s Common Stock.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                April 4, 2016

DG Capital Management, LLC

By: /s/ Dov Gertzulin
Dov Gertzulin, Managing Member

Dov Gertzulin

By: /s/ Dov Gertzulin
Dov Gertzulin, Individually